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                                                                      EXHIBIT 12

                             [CyberMedia Letterhead]




                                                                  August 3, 1998

To Our Stockholders:

         On behalf of the Board of Directors of CyberMedia, Inc. (the "Company"), we are pleased to inform you that on July 28, 1998, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Networks Associates, Inc. and Cyclone Acquisition Corp., its wholly owned subsidiary, pursuant to which Cyclone Acquisition Corp. today has commenced a cash tender offer (the "Offer") to purchase all of the outstanding shares (the "Shares") of the Common Stock of the Company at $9.50 per share. Under the Merger Agreement, upon satisfaction of certain conditions, the Offer will be followed by a merger (the "Merger") in which any remaining shares of the Common Stock of the Company will be converted into the right to receive $9.50 per share in cash, without interest (except any Shares as to which the holder has properly exercised dissenter's rights of appraisal). Stockholders owning approximately 21% of the Company's outstanding Shares have agreed to tender their Shares in the Offer.

         THE COMPANY BOARD HAS UNANIMOUSLY (A) DETERMINED THAT THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING EACH OF THE OFFER AND MERGER, ARE FAIR TO AND IN THE BEST INTERESTS OF THE HOLDERS OF THE SHARES, (B) APPROVED AND ADOPTED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, AND (C) RESOLVED TO RECOMMEND THAT THE STOCKHOLDERS OF THE COMPANY ACCEPT THE OFFER AND APPROVE AND ADOPT THE MERGER AGREEMENT AND APPROVE THE TRANSACTIONS CONTEMPLATED THEREBY.

         In arriving at its recommendation, the Board of Directors gave careful consideration to the factors described in the attached Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") that is being filed today with the Securities and Exchange Commission. Among other things, the Board of Directors considered the opinion of its financial advisor, Hambrecht & Quist LLC, that the consideration to be received by the holders of Shares in the Offer and Merger is fair to such holders from a financial point of view.

         In addition to the attached Schedule 14D-9, enclosed also is the Offer to Purchase dated August 3, 1998, together with related materials, including a Letter of Transmittal, to be used for tendering your Shares in the Offer. These documents state the terms and conditions of the Offer and the Merger and provide instructions as to how to tender your Shares. We urge you to read these documents carefully in making your decision with respect to tendering your shares pursuant to the Offer.

                                       On behalf of the Board of Directors,


                                       Kanwal Rekhi
                                       Chief Executive Officer and
                                       Chairman of the Board